UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-05083

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
B. Name of issuer of these securities held pursuant to the plan and the address of its principal executive office:
FURMANITE CORPORATION
2435 N Central Expressway
Suite 700
Richardson, Texas 75080

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Financial Statements and Supplemental Schedules

Page
Number
Report of Independent Registered Public Accounting Firm	2

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2009 and 2008	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	4
Notes to Financial Statements	5

Supplemental Schedule:
Schedule H, Part IV Line 4i – Schedule of Assets (Held at End of Year)	13

Signature	14

Exhibit:
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	15
EX-23.1

Report of Independent Registered Public Accounting Firm
To the Participants and Plan Administrator
Furmanite Corporation 401(k) Savings Investment Plan
We have audited the accompanying statements of net assets available for benefits of Furmanite Corporation 401(k) Savings Investment Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Furmanite Corporation 401(k) Savings Investment Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Grant Thornton LLP
Dallas, Texas
June 29, 2010

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets:
Investments, at fair value	$34,960,455	$29,996,669
Cash	8,670	286,927
Receivables:
Participant contributions receivable	13,763	—
Sponsor contributions receivable	129,717	—
Other receivables	1,848	5,707

Total receivables	145,328	5,707

Total assets	35,114,453	30,289,303

Liabilities:
Accounts payable	—	(19,815)

Total liabilities	—	(19,815)

Net assets available for benefits at fair value	35,114,453	30,269,488

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(126,929)	267,118

Net assets available for benefits	$34,987,524	$30,536,606

The accompanying notes are an integral part of these financial statements.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2009
Additions to (deductions from) net assets attributable to:
Investment income:
Net realized and unrealized appreciation in fair value of assets	$1,883,012
Dividend income	416,917
Interest income	197,152

Net investment income	2,497,081

Contributions:
Participants	2,826,671
Sponsor	1,734,710
Rollovers	61,144

Total contributions	4,622,525

Distributions and withdrawals	(2,654,535)
Fees and expenses	(14,153)

Net increase in net assets	4,450,918

Net assets available for benefits
Beginning of year	30,536,606

End of year	$34,987,524

The accompanying notes are an integral part of this financial statement.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2009
1. Plan Description
The following description of the Furmanite Corporation 401(k) Savings Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.
General
The Plan is a defined contribution plan for eligible employees of Furmanite Corporation (“Sponsor,” or the “Company”) and its wholly-owned domestic subsidiaries (collectively, the “Companies”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan was established on April 1, 1991.
Administration
During the years ended December 31, 2009 and 2008, The Charles Schwab Trust Company served as trustee (the “Trustee”) while the 401(k) Committee of the Company served as the Plan’s administrator (the “Plan Administrator”). On April 1, 2009, the 401(k) Company changed names to Schwab Retirement Plan Services Company. The majority of administrative and trust expenses of the Plan are paid by the Company. Copies of the Plan document and amendments are available from the Plan Administrator.
Contributions
The Plan permits all eligible employees of the Companies to contribute a portion of their base compensation, on a pretax basis into participant accounts. Participant contributions and catch up contributions for participants over age fifty are limited by the Internal Revenue Service (“IRS”). Participants may also make rollover contributions from other qualified plans. Employee contributions, together with earnings thereon, are not subject to forfeiture and are held in trust by the Trustee. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers investments in the Company’s common stock, mutual funds and a security-backed investment contract fund (see Supplemental Schedule H).
Through December 31, 2009, the Companies matched participant contributions at a rate of 100 percent of each participant’s contribution up to six percent of base compensation after one year of employment.
Participants are permitted to direct the Companies’ matching contributions into any investment option under the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided for the participant’s vested account.
Vesting
Participants are immediately vested in their own contributions plus earnings thereon. The portion of a participant’s account balance attributable to the Companies’ contributions, together with earnings thereon, is vested 100 percent over a five-year period at 20 percent per year.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2009
Participant Loans
Participants may borrow a minimum of $1,000 up to 50 percent of the vested portion of their account balance, or, if less, $50,000 reduced by the highest loan balance in the preceding twelve months. A loan is collateralized by the participant’s vested account balance and bears interest at the Treasury Note rate for the commensurate period plus four percent on the day the loan is issued. Principal and interest are paid ratably through payroll deductions and must be repaid within five years, unless the loan is a residential loan which must be repaid within 10 years. Interest rates for loans to participants at December 31, 2009 and 2008 ranged from 4.29% to 9.09% and 5.11% to 9.13%, respectively.
Benefit Payments
A participant or beneficiary with a vested account balance less than $1,000 will receive a lump-sum amount equal to the value of the vested portion of their account upon separation from the Companies, death, disability or retirement. Participants with vested account balances greater than $1,000 may elect to receive the lump-sum distribution at such time or defer distribution to a later date. As of December 31, 2009 and 2008, there were $0 and $1,089, respectively, due to participants who had elected to withdraw from the Plan and requested payment of benefits but had not yet been paid.
2. Summary of Significant Accounting Policies
New Accounting Pronouncements
In April 2009, the Financial Accounting Standards Board (“FASB”) issued additional guidance for determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not considered orderly. The additional guidance was effective for annual reporting periods ending after June 15, 2009. The adoption of this provision had no material impact to the Plan’s net assets available for benefits or change in nets assets available for benefits.
In June 2009, the FASB issued new codification standards which represent accounting principles generally accepted in the United States of America (“U.S. GAAP”) recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The codification supersedes all non-SEC accounting and reporting standards which existed prior to the codification. All other non-grandfathered, non-SEC accounting literature not included in the codification is non-authoritative. The adoption of the new codification standard did not have a material impact on the Plan’s net assets available for benefits or change in nets assets available for benefits, but did change the referencing system for accounting standards.
In January 2010, the FASB issued guidance which expanded the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for annual reporting periods beginning after December 15, 2009 except for (ii) above which is effective for fiscal years beginning after

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2009
December 15, 2010. The Plan does not expect the adoption will have a material impact on current fair value disclosures.
Method of Accounting
The Plan maintains its accounts on the accrual basis of accounting in accordance with U.S. GAAP. Distributions are recorded when paid.
Investment contracts are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Fair Value Measurements
Fair value is defined under FASB Accounting Standards Codification (“ASC Subtopic 820-10”), Fair Value Measurement as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820-10 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard established a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable.
•	Level 1 — Quoted prices in active markets for identical assets or liabilities. These are typically obtained from real-time quotes for transactions in active exchange markets involving identical assets.

•	Level 2 — Quoted prices for similar assets and liabilities in active markets; quoted prices included for identical or similar assets and liabilities that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. These are typically obtained from readily-available pricing sources for comparable instruments.

•	Level 3 — Unobservable inputs, where there is little or no market activity for the asset or liability. These inputs reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, based on the best information available in the circumstances.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2009
Investments Measured at Fair Value on a Recurring Basis
Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2009 and 2008 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements at December 31, 2009
	Using
	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Fair Value
Money market funds	$3,320	$—	$—	$3,320
Common stock	5,949,696	—	—	5,949,696
Mutual funds	21,784,554	—	—	21,784,554
Collective trust	—	6,466,545	—	6,466,545
Participant loans	—	—	756,340	756,340

Total investments measured at fair value	$27,737,570	$6,466,545	$756,340	$34,960,455

	Fair Value Measurements at December 31, 2008
	Using
	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Fair Value
Money market funds	$1,735	$—	$—	$1,735
Common stock	7,970,613	—	—	7,970,613
Mutual funds	15,649,938	—	—	15,649,938
Collective trust	—	5,569,463	—	5,569,463
Participant loans	—	—	804,920	804,920

Total investments measured at fair value	$23,622,286	$5,569,463	$804,920	$29,996,669

The Plan’s valuation methodology used to measure the fair values of money market funds, common stock and mutual funds were derived from quoted market prices, as substantially all of these instruments have active markets. The participant loans, secured by vested account balances of borrowing participants, are included at their carrying values in the Statements of Net Assets Available for Benefits, which approximated their fair values at December 31, 2009. The valuation techniques used to measure fair value of collective trust funds are included below in Investments.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2009
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2009 and 2008.

Level 3 Assets
Participant Loans
Balance as of January 1, 2008	$539,745
Issuances, repayments and settlements, net	265,175

Balance as of December 31, 2008	804,920
Issuances, repayments and settlements, net	(48,580)

Balance as of December 31, 2009	$756,340

Investments
As described in accordance with ASC 946-210, Financial Services – Investment Companies, Balance Sheet, investment contracts or collective trusts that invest in fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by ASC 946-210, the Statements of Net Assets Available for Benefits present the fair value of the collective trust as well as the adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The Plan’s interest in the collective trust is valued based on information reported by the Trustee using the audited financial statements of the collective trust at year end.
The Invesco Stable Value Fund includes security-backed investment contracts including synthetic investment contracts (“SICs”), guaranteed investment contracts (“GICs”) and cash-equivalents.
SICs are contracts composed of underlying assets and a wrapper contract issued by a responsible third party. The issuer of the wrapper contract provides for withdrawals at contract value for any normal benefit responsive requirements.
The key factors that influence future interest crediting rates (the rate earned by participants based on the underlying investments) for a wrapper contract include:
•	The level of market interest rates

•	The amount and timing of participant contributions, transfers and withdrawals into or out of the wrapper contract

•	The investment returns generated by the fixed income investments that back the wrapper contract

•	The duration of the underlying fixed income investments backing the wrapper contract
Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis. While there may be slight variations from one contract to another, most wrapper contracts use a formula that is based on the characteristics of the underlying fixed income portfolio. Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2009
impact on the wrapper contract’s interest crediting rate. The gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s Statements of Net Assets Available for Benefits as the “Adjustment from Fair Value to Contract Value.” If the Adjustment from Fair Value to Contract Value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the plan, a material adverse change to the provisions of the plan, or the employer elects to withdraw from a wrapper contract. The Plan’s management is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants.
The investment contracts may have elements of risk due to lack of a secondary market and resale restrictions which may result in the inability of the investment contracts to be sold at a fair price and may substantially delay the sale of these contracts. The average annualized yield of the Invesco Stable Value Fund for 2009 and 2008 is as follows:

Average Yields	2009	2008
Based on actual earnings	3.10%	6.45%
Based on interest rate credited to participants	3.89%	3.34%
Purchases and sales of securities are recorded on the trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated July 31, 2007, that the plan is qualified and the trust established under the plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (the “Code”). The plan has not been amended since receiving the determination letter, therefore the Plan Administrator and Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. During the year ended December 31, 2009, net realized and unrealized appreciation in fair value of assets totaled $1.9 million due to an overall market improvement. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2009
3. Investment Programs
The following fair value of investments as of December 31, 2009 and 2008 represent five percent or more of the Plan’s net assets available for benefits:

	2009	2008
Invesco Stable Value Fund	$6,466,545	$5,569,463
Furmanite Corporation Common Stock	5,949,696	7,970,613
Lord Abbett Affiliated Fund Class A	3,520,960	2,753,089
PIMCO Total Return Administrative Class Shares	3,441,549	2,859,107
American Funds Growth Fund of America Class A	2,793,033	1,839,782
Thornburg International Value Fund	2,750,825	1,761,118
DWS Equity 500 Index Fund	2,570,720	1,841,068
Realized and unrealized net gains (losses) on the Plan’s investments for the year ended December 31, 2009 were as follows:

Common Stock	$(2,327,603)
Mutual funds	4,210,615

Net realized and unrealized appreciation in fair value of assets	$1,883,012

4. Distributions and Withdrawals
Distributions and withdrawals represent distributions to Plan participants who have retired, terminated employment or applied and qualified for a hardship distribution. Distributions and withdrawals also represent distributions per a Qualified Domestic Relations Order.
5. Forfeitures
At December 31, 2009 and 2008, forfeited non-vested accounts totaled $244,431 and $105,923, respectively, and are included in investments in the statements of net assets available for benefits. Amounts forfeited by participants upon withdrawing from the Plan are used to reduce future Company contributions or Company paid Plan expenses. These amounts may also be credited to participant accounts upon returning to the Plan if certain requirements are met. In 2009, forfeiture amounts of $96,410 were used to reduce Company contributions and expenses.
6. Parties-in-Interest Transactions
Certain Plan investments include shares of common stock of the Company. Therefore, transactions related to these shares qualify as party-in-interest transactions. Certain expenses are paid by the Company. Loans made to participants in the Plan are considered parties-in-interest transactions.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2009
7. Reconciliation of Financial Statements to Form 5500

	Year Ended December 31,
	2009	2008
Net assets available for benefits per the financial statements	$34,987,524	$30,536,606
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	126,929	(267,118)

Net assets available for benefits per the Form 5500	$35,114,453	$30,269,488

Year Ended
December 31, 2009
Total investment income per the financial statements	$2,497,081
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	394,047

Total investment income per the Form 5500	$2,891,128

As discussed in Note 2, the Plan invests in a fully benefit-responsive collective trust fund. For financial reporting purposes, the net assets of the Plan included in this collective trust are recorded at contract value while the Form 5500 is presented at fair value.
8. Plan Termination
While there is no intention to do so, the Company reserves the right to terminate the Plan. In the event of termination of the Plan, the participants will become fully vested in their Employer contribution balances, and the net assets of the Plan will be distributed to the participants of the Plan in accordance with the provisions of ERISA.
During the year ended December 31, 2009, the Plan Sponsor terminated a number of Plan participants. In aggregate the termination represented a partial termination of the Plan. As a result of this partial termination, all accumulated benefits of affected employees became fully vested.
9. Subsequent Events
Effective January 1, 2010, the Plan was amended to adjust the Companies’ matching contributions to a rate of 100 percent of each participant’s contribution up to four percent of base compensation after one year of employment. In addition, at the Companies’ sole discretion, the Companies may contribute a 100 percent supplemental matching contribution for any Plan year for all participants who contributed in excess of four percent of their base compensation and who are employed on the last day of the Plan year, but not in excess of a specified percentage to be determined by the Companies. The Plan Administrator and Plan’s tax counsel believe that the amendment has not affected the Plan’s qualified status and the related trust’s tax-exempt status.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Supplemental Schedule H, Part IV Line 4i – Schedule of Assets (Held at End of Year)
EIN: 74-1191271
Plan Number: 009
December 31, 2009

		c
	b	Description of Investments Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest, Collateral,	e
a	Lessor or Similar Party	Par or Maturity Value	Current Value
	Mutual funds:
	Lord Abbett Distributor LLC	Lord Abbett Affiliated Fund Class A	$3,520,960
	Allianz Global Investors Distributors LLC	PIMCO Total Return Administrative Class Shares	3,441,549
	American Funds Distributors, Inc.	American Funds Growth Fund of America Class A	2,793,033
	Thornburg Securities Corporation	Thornburg International Value Fund	2,750,825
	DWS Investments Distributors, Inc.	DWS Equity 500 Index Fund	2,570,720
	Columbia Management Distributors, Inc.	Columbia Small Cap Value Fund II	1,696,711
	American Funds Distributors, Inc.	Capital World Growth and Income Fund	1,665,335
	Invesco A I M Distributors, Inc.	AIM International Small Company Fund	1,156,625
	EULAV Securities, Inc.	Value Line Emerging Opportunities Fund	1,130,011
	VP Distributors, Inc.	Virtus Real Estate Securities Fund Class A	1,058,785

	Total mutual funds		21,784,554

	Money market funds:
	Franklin Templeton Distributors, Inc.	Franklin Money Fund Class A	3,153
	Federated Securities Corporation	Federated Capital Reserves Fund	167

	Total money market funds		3,320

	Common stock:
*	Furmanite Corporation Common Stock	Furmanite Corporation Common Stock	5,949,696

	Collective trust fund:
	Invesco National Trust Company	Invesco Stable Value Fund	6,466,545

*	Participant Loans	Interest rates of 4.29% to 9.09% (Maturity dates vary through April 2018)	756,340

	Total Investments		$34,960,455

     Column (d) is not applicable as all investments are participant-directed.

*	Indicates a party-in-interest to the Plan.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Furmanite Corporation 401(k) Savings Investment Plan
	By:	Furmanite Corporation, Plan Sponsor

Date: June 29, 2010	By:	/s/ ROBERT S. MUFF
Robert S. Muff
Chief Accounting Officer (Principal Financial Officer)